FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number:    001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 28, 2003	By:	/s/ Joseph Tung
Name: Title:	Joseph Tung Chief Financial Officer

Item 1

Press Release For Immediate Release October 28, 2003

ASE and Compeq to Set Up IC Substrate Joint Venture

>Combining ASE’s strong customer base in IC packaging with Compeq’s specialized knowledge of IC substrate manufacturing to create the leader for next generation IC packaging

(October 28, 2003, Taipei) Advanced Semiconductor Engineering, Inc. (TSE: 2311, NYSE: ASX) and Compeq Manufacturing Co. Ltd (TSE: 2313) announced today that the two companies would set up a joint venture in IC substrate manufacturing to serve the IC substrate market. The joint venture, tentatively named ASE-Compeq Technologies, Inc., represents a step forward for the ASE Group in assembling a completely integrated semiconductor backend solution. ASE will own 60% of the joint venture and Compeq will own the remaining 40%. Mr. Jason Chang, Chairman of ASE, will be the chairman of the new company, and Mr. C.C. Tong, Executive Vice President of Compeq, will be the General Manager.

In the initial stage, ASE-Compeq Technologies will serve primarily the needs of ASE and its packaging customers. Over time, the company will expand its customer base to include integrated device manufacturers (IDMs) and other backend subcontractors. In terms of capacity, the new company initially will utilize Compeq’s existing capacity in its Ta Yuan Plant. After achieving full utilization at the Ta Yuan facility, the new company will consider expanding to other locations. The new company expects to reach revenue target of US$500 million within the next 5 years.

“As substrate-based packages have become the main packaging form factor in recent years, the demand for substrates has increased substantially,” said ASE Chairman Mr. Chang. “Apart from an acceleration of growth in substrate demand, the migration from lead-frame to substrate in packaging has brought along fundamental changes in the cost structure of the packaging industry. The value-added of the business is now being moved from manufacturing process to substrate,” Mr. Chang continued. “According to Prismark, the global IC substrate market will grow from US$2.7 billion this year to US$4.8 billion in 2007. Of which, the substrate market for advanced flip chip packaging will grow from US$1.4 billion this year to nearly US$3 billion in 2007.”

“In the past, the substrate market has been nearly monopolized by Japanese manufacturers,” added Mr. Chang. “But as these manufacturers became less cost competitive over the years, many of them have slowed or reduced their investments in this market, resulting in a tighter supply of substrates worldwide.”

“In light of these development, ASE established ASE Material seven years ago to build up our own substrate capacity. ASE Material is currently a leading substrate manufacturer in Taiwan and generated substrate revenues of NT$1.2 billion in the third quarter of this year, representing year-on-year growth of more than 100%. Mass production of flip chip substrates began in the second half of this year.

“Even with ASE Material’s present growth, however, it could supply only about half of the Group’s substrate needs. According to our estimates, ASE Group’s internal demand for substrate will exceed US$1.4 billion by 2007. To address such demand, we announced today ASE Material’s merger with the parent company to better leverage the resources within the ASE Group for future expansion. Over the next five years, we expect to substantially grow our internal substrate production capacity. However, even with such a rapid growth rate, the market demand far exceeds our projected internal capacity. Therefore, the joint venture with Compeq is an opportunity to capture a major share in the global substrate market more quickly with the combined capacity of the two companies.”

“ASE and the new company are expected to jointly invest more than US$800 million in expanding substrate capacity in the next 5 years. Our goal is to become the world’s largest substrate manufacturer. By 2007 our combined capacity is expected to reach US$1.3 billion, but even such aggressive plan would allow us to capture less than 30% of the worldwide substrate market. This clearly shows the growth potential of the substrate industry.”

“At present, ASE already possessed advanced fine-pitch wirebonding technology and the world’s largest flip chip packaging capacity,” added Mr. Chang. “We view substrate design and manufacture as a critical part of our integrated services. In the future, substrate capacity will determine the growth profile and profitability of any packaging subcontractor. By cooperating with Compeq, we will be able to speed up our capacity expansion. The cooperation will also combine ASE’s advanced packaging technology and extensive customer base with Compeq’s experience and capacity in substrate manufacturing established over the years, thereby creating a win-win situation for both companies.”

“As for the merger of ASE Material with the parent company, it demonstrates our full commitment to developing the substrate business,” added Mr. Chang. “With an integrated operation encompassing substrate design and manufacturing, packaging and testing, coupled with the benefits of economies of scale, we will be able to substantially shorten the backend timing requirements of IC processing. Our cost structure will thus be far more favorable than that of the Japanese manufacturers. This represents an excellent opportunity for us to set the industry standard, creating advantages that will be difficult for our competitors to replicate.”

“The collaboration with ASE signifies a new era for Compeq,” said Compeq Chairman Mr. Charles Wu. It will create a new industry model by incorporating substrate manufacturing with IC packaging. As the technology evolved, the correlation between IC manufacturing and substrate is becoming higher, and the design, yield and timeliness of substrates are matters close to the heart of customers. Compeq has been a leader in the IC substrate sector. Apart from providing mutual support to each other in the aspects of technology and production capacity, the joint venture will enable us to enlarge our customer base, thereby achieving the goals of risk diversification and economies of scale.”

About ASE¡]Advanced Semiconductor Engineering Group¡^

The ASE Group is one of the world’s largest providers of semiconductor manufacturing services. As a global leader geared towards meeting the industry’s ever growing needs for faster, smaller and higher performance chips, the ASE Group develops and offers a wide portfolio of technology and solutions including IC test program design, front-end engineering test, wafer probe, wafer bump, substrate design and supply, wafer level package, flip chip, system-in-package, final test and electronic manufacturing services through Universal Scientific Industrial Co Ltd, a member of the ASE Group. The Group generated sales revenues of $2.24 billion in 2002 and employs over 24,000 people worldwide. For more information about the ASE Group, visit www.aseglobal.com.

About Compeq Manufacturing Co.

Compeq is one of the top ten PCB suppliers worldwide. Its output is used in information, communication, and consumer electronic products. The company has experience in the mass production of flip chip substrate and HDI. The company is dedicated to providing superior products and services to its customers. Compeq’s 2002 revenues totaled US$510 million and it employs 8,200 people. For more information about the company, visit www.compeq.com.tw.

Media Contact:
ASE Group	Compeq Manufacturing
Freddie Liu, Assistant Vice President, Finance	C.C. Tong, Executive Vice President
Tel: +886 2 8780-5489	Tel: +886 3 323 1111 x2005
Fax: +886 2 2757 6121	Fax: +886 3 313 8150
E-mail: freddie_liu@aseglobal.com	E-mail: cctong@compeq.com.tw

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2003.